BB 3/5



SECUR 03013363 MMISSION

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION 207 WASH, D.C.

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 51112 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penn Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Commerce Drive, Suite 1
(No. and Street)

Wyomissing, PA 19610
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Lord, Jr. (610) 208-4963
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

Two Commerce Square, Suite 3100, 2001 Market Street, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard A. Lord, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penn Securities, Inc., as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Notarial Seal
Jill D. Rudy, Notary Public
Bern Twp., Berks County
My Commission Expires Sept. 17, 2006
Member, Pennsylvania Association Of Notaries

Jill D. Rudy
Notary Public

Richard A. Lord Jr.
Signature

Senior Vice President and CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

# Penn Securities, Inc. (a wholly owned subsidiary of National Penn Bank)

December 31, 2002 and 2001

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Penn Securities, Inc.

We have audited the accompanying statements of financial condition of Penn Securities, Inc. (a wholly owned subsidiary of National Penn Bank), as of December 31, 2002 and 2001, and the related statements of income and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Penn Securities, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 29, 2003

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

**PENN SECURITIES, INC.**
**(a wholly owned subsidiary of National Penn Bank)**

Statements of Financial Condition

| ASSETS | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Cash | $ 27,299 | $ 125,823 |
| Interest bearing deposit | 719,492 | 479,985 |
| Cash and cash equivalents | 746,791 | 605,808 |
| Receivable from clearing broker | 190,909 | 142,946 |
| Premises and equipment, net | 63,347 | 91,732 |
| Due from affiliates | 6,892 | - |
| Other assets | 37,746 | 39,270 |
| | $1,045,685 | $ 879,756 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| LIABILITIES | | |
| Payable to clearing broker | $ 11,703 | $ 37,940 |
| Due to affiliates | 59,639 | 76,049 |
| Other liabilities | 132,967 | 54,441 |
| | 204,309 | 168,430 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $1.00 par value; 100 shares authorized, issued and outstanding | 100 | 100 |
| Additional paid-in capital | 1,249,900 | 1,249,900 |
| Accumulated deficit | (408,624) | (538,674) |
| Total stockholder's equity | 841,376 | 711,326 |
| | $1,045,685 | $ 879,756 |

The accompanying notes are an integral part of these statements.

PENN SECURITIES, INC.
(a wholly owned subsidiary of National Penn Bank)

Statements of Income

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Revenues | | |
| Commissions | $1,987,240 | $1,598,770 |
| Trading income | 179,345 | 160,720 |
| Interest income | 5,094 | 15,721 |
| Other income | 11,203 | 7,948 |
| Total revenues | 2,182,882 | 1,783,159 |
| Expenses | | |
| Employee compensation and benefits | 1,352,913 | 1,102,986 |
| Occupancy and equipment | 140,728 | 156,441 |
| Professional fees | 29,540 | 11,561 |
| Communications | 23,644 | 33,475 |
| Regulatory fees | 9,698 | 10,853 |
| Subscriptions and memberships | 84,825 | 90,345 |
| Advertising | 15,242 | 4,543 |
| Clearing fees | 124,340 | 144,247 |
| Management fee | 26,400 | 39,367 |
| Other operating | 175,320 | 182,383 |
| Total expenses | 1,982,650 | 1,776,201 |
| Income before income tax expense | 200,232 | 6,958 |
| Income tax expense | 70,182 | 4,142 |
| NET INCOME | $ 130,050 | $ 2,816 |

The accompanying notes are an integral part of these statements.

PENN SECURITIES, INC.

**(a wholly owned subsidiary of National Penn Bank)**

Statement of Changes in Stockholder's Equity

Years ended December 31, 2001 and 2000

| | Common stock | Additional paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2001 | $ 100 | $1,249,900 | $ (541,490) | $ 708,510 |
| Net income | - | - | 2,816 | 2,816 |
| Balance at December 31, 2001 | 100 | 1,249,900 | (538,674) | 711,326 |
| Net income | - | - | 130,050 | 130,050 |
| Balance at December 31, 2002 | $ 100 | $1,249,900 | $ (408,624) | $ 841,376 |

The accompanying notes are an integral part of this statement.

**PENN SECURITIES, INC.**
**(a wholly owned subsidiary of National Penn Bank)**

Statements of Cash Flows

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Cash flows from operating activities | | |
| Net income | $130,050 | $ 2,816 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation and amortization | 31,484 | 41,318 |
| Increase in net receivable from clearing broker | (74,200) | (13,811) |
| Decrease (increase) in other assets | 1,524 | (6,151) |
| (Decrease) increase in due to/from affiliates | (23,113) | 41,246 |
| Increase in other liabilities | 78,338 | 36 |
| Net cash provided by operating activities | 144,083 | 65,454 |
| Cash flows from investing activities | | |
| Acquisition of furniture and equipment | (3,100) | (3,922) |
| Net cash used in investing activities | (3,100) | (3,922) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 140,983 | 61,532 |
| Cash and cash equivalents at beginning of year | 605,808 | 544,276 |
| Cash and cash equivalents at end of year | $746,791 | $605,808 |

The accompanying notes are an integral part of these statements.

**PENN SECURITIES, INC.**
**(a wholly owned subsidiary of National Penn Bank)**

Notes to Financial Statements

December 31, 2002 and 2001

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Penn Securities, Inc. (the Company), is a Pennsylvania corporation formed on May 29, 1998. The Company is a wholly owned subsidiary of National Penn Bank (NPB), which is a wholly owned subsidiary of National Penn Bancshares, Inc. (the Parent), a publicly traded bank holding company. The Company's principal business is the provision of securities brokerage.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., the Municipal Securities Rulemaking Board, and the Securities Investor Protection Corporation.

1. Basis of Financial Statement Preparation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities Transactions

Transactions in securities are recorded on a settlement-date basis.

3. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

4. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation and amortization are generally computed on the accelerated methods over the estimated useful lives of the assets.

5. Advertising

Advertising expenses are expensed as incurred.

6. Statement of Cash Flows

Cash and cash equivalents include cash and interest bearing deposits.

PENN SECURITIES, INC.
(a wholly owned subsidiary of National Penn Bank)

Notes to Financial Statements - Continued

December 31, 2002 and 2001

NOTE B - RELATED PARTY TRANSACTIONS

The Parent and its subsidiaries pay certain direct expenses including salaries, employee benefit costs, and income taxes on behalf of the Company. These expenses are reimbursed by the Company. At December 31, 2002 and 2001, the Company owed $52,747 and $76,049, respectively, to its parent and its affiliates for these costs.

Investor's Trust Company, Inc. (ITC), a wholly owned subsidiary of the Parent, and the Parent provide management and administrative services to the Company for a fee. The annual fee is a percentage of the annual salary and benefits of designated employees. Fees paid to ITC for the year ended December 31, 2002 and 2001 were $-0- and $9,000, respectively, and fees paid to the Parent were $26,400 and $30,367, respectively, and were included in management fee expense in the Company's statement of income.

The Company provides brokerage services for ITC. Fees paid for the years ended December 31, 2002 and 2001 were $30,113 and $181,548, respectively, and were included in commission income on the Company's statement of operations.

The Company participated in the Parent's Trust Preferred securities offering and recorded $141,500 in commission revenue for the year ended December 31, 2002.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

NOTE D - PREMISES AND EQUIPMENT

Furniture and equipment are as follows:

| | Estimated useful lives | 2002 | 2001 |
|---|---|---|---|
| Leasehold improvements | 39 years | $ 11,000 | $ 11,000 |
| Furniture and equipment | 3 to 10 years | 301,615 | 298,515 |
| | | 312,615 | 309,515 |
| Less accumulated depreciation and amortization | | (249,268) | (217,783) |
| | | $ 63,347 | $ 91,732 |

Depreciation and amortization expense was $31,484 and $41,318 for the years ended December 31, 2002 and 2001, respectively.

## NOTE E - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate tax return. The federal tax expense for the periods ended December 31, 2002 and 2001 was $70,182 and $4,142, respectively, which is included as a due to (from) affiliate on the Company's statement of condition. The effective tax rate differs from the U.S. Federal statutory rate principally due to state and local taxes and meals and entertainment limitations. There are no significant temporary differences in the recognition of expenses for financial and income tax reporting.

## NOTE F - COMMITMENTS

The Company leases office space and equipment under operating leases, which expire at various dates through 2008. The Company also rents office space within several NPB branches based upon the occupancy percentage. Rent expense charged to operations was $115,635 and $115,272 of which $33,000 and $30,000 were paid to its parent and its affiliates for the years ended December 31, 2002 and 2001, respectively.

As of December 31, 2002, future minimum annual rental payments under these leases are as follows:

| | |
|---|---|
| 2003 | $ 81,000 |
| 2004 | 77,000 |
| 2005 | 79,000 |
| 2006 | 81,000 |
| 2007 | 84,000 |
| Thereafter | 57,000 |
| | $ 459,000 |

## NOTE G - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of $50,000 as of December 31, 2002 and 2001. As of December 31, 2002 and 2001, the Company's net capital was $695,161 and $577,802, respectively, which exceeds the minimum requirements by $645,161 and $527,802, respectively.

## NOTE H - RESERVE REQUIREMENTS

As of December 31, 2002 and 2001, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002 and 2001. Therefore, the Company had no items to report under Rule 15c-3-3.

SUPPLEMENTAL INFORMATION

**PENN SECURITIES, INC.**
**(a wholly owned subsidiary of National Penn Bank)**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Net capital | | |
| Total stockholder's equity | $841,376 | $711,326 |
| Deductions | | |
| Nonallowable assets | | |
| Furniture and equipment, net | 63,347 | 91,732 |
| Other assets | 80,564 | 41,412 |
| Total deductions | 143,911 | 133,144 |
| Net capital before haircuts | 697,465 | 578,182 |
| Haircuts on money market funds | 2,304 | 380 |
| Net capital | 695,161 | 577,802 |
| Minimum net capital required | 50,000 | 50,000 |
| Excess net capital | $645,161 | $527,802 |
| Aggregate indebtedness | $204,309 | $168,530 |
| Ratio of aggregate indebtedness to net capital | 31.67% | 29.17% |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5(d) Part IIA filing.

**PENN SECURITIES, INC.**
**(a wholly owned subsidiary of National Penn Bank)**

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

As of December 31, 2002, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002. Therefore, the Company had no items to report under Rule 15c3-3.

# Independent Auditors' Supplementary Report on Internal Control

**Penn Securities, Inc. (a wholly owned subsidiary of National Penn Bank)**

December 31, 2002

# Grant Thornton

**Accountants and Business Advisors**

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Penn Securities, Inc.

In planning and performing our audit of the financial statements of Penn Securities, Inc. (a wholly owned subsidiary of National Penn Bank) (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve requirements required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations with internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
**T** 215.561.4200
**F** 215.561.1066
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**

Our consideration of internal control would not necessarily disclose all matters with internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 29, 2003